June 26, 2007

VIA EDGAR AS A “CORRESPONDENCE”

H. Christopher Owings Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Mail Stop #3561 Washington, DC 20549

                RE:           Great Plains Energy Incorporated
                                 Form 10-K for Fiscal Year Ended
                                 December 31, 2006
                                 File No. 001-32206

                                 Kansas City Power & Light Company
                                 Form 10-K for Fiscal Year Ended
                                 December 31, 2006
                                 File No. 000-51873

Dear Mr. Owings:

Great Plains Energy Incorporated (the "Company") is submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 7, 2007 (the "Comment Letter"), with respect to the Form 10-K for Fiscal Year Ended December 31, 2006 (File No. 001-32206), and Form 10-K for Fiscal Year Ended December 31, 2006 filed by the Company's subsidiary Kansas City Power & Light ("KCP&L") (File No. 000-51873).

The Company and, where applicable, KCP&L have responded to all of the Staff's comments.  The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the respective Company or KCP&L Form 10-K.

Securities and Exchange Commission

       All page number references in the Company's responses correspond to the page numbers included in the respective Company or KCP&L 10-K.

Great Plains Energy Incorporated and Kansas City Power & Light Company Form 10-K

Strategic Energy Results of Operations, page 42

37.
We note your presentation of the non-GAAP measure "Average retail gross margin per MWh without fair value impacts." In arriving at this measure, it appears you exclude an item that is recurring in nature. Please note that if you present a non-GAAP performance measure that excludes items of a recurring nature, you should include disclosure to demonstrate the usefulness of the measure. In this regard, please fully address the bullet points in Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov, in crafting your revised disclosure. In this regard, ensure you revise your disclosure as follows:

•	Disclose how you use the non-GAAP measure to conduct or evaluate your business.
•	Discuss the economic substance behind your decision to use the measure.
•	Disclose the material limitations associated with use of the measure as compared to the use of the most directly comparable GAAP financial measure.
•	Disclose the manner in which you compensate for these limitations when using the measure.
•	Disclose the substantive reasons why you believe the measures provide useful information to investors.

Response:  Strategic Energy’s customer sales contracts (which at March 31, 2007, had an average contract duration for new sales of approximately 18 months) are accounted for under accrual accounting while the delivery contracts to supply electricity are subject to fair value accounting.  Therefore, a mismatch in the timing and nature of accounting recognition exists over the term of the buy-sell transaction prior to delivery, but the underlying economic results of the buy-sell transaction at delivery are unchanged.

This mismatch in the timing and nature of accounting recognition prior to delivery, with no change in the underlying economic results of the buy-sell transactions at delivery, led management to begin utilizing the non-GAAP financial measure “Average retail gross margin per MWh without fair value impacts”.  This non-GAAP financial measure allows management to assess segment financial performance of Strategic Energy’s delivered MWh by focusing on Strategic Energy’s settled cash and realized margin performance rather than on the unrealized fair value changes that are only timing differences.

With this background, in response to SEC Comment 37, Great Plains Energy refers to the first full paragraph on p. 43 of the Company’s Form 10-K, which immediately follows the quantitative reconciliation of the noted non-GAAP measure to the most directly comparable GAAP financial measure “Average retail gross margin per MWh”.

      The disclosure in the first full paragraph on p. 43 is as follows:

Securities and Exchange Commission

	2006	2005	2004
Average retail gross margin per MWh	$2.52	$5.19	$6.01
Change in fair value related to non-hedging energy
contracts and from cash flow hedge ineffectiveness	(3.41)	0.12	0.08
Average retail gross margin per MWh without
fair value impacts	$5.93	$5.07	$5.93

“Average retail gross margin per MWh without fair value impacts is a non-GAAP financial measure that differs from GAAP because it excludes the impact of unrealized fair value gains or losses.  Management and the Board of Directors use this as a measurement of Strategic Energy’s realized retail gross margin per delivered MWh, which are settled upon delivery at contracted prices.  Fair value impacts result from changes in fair value of non-hedging energy contracts and from hedge ineffectiveness associated with MWhs under contract but not yet delivered.  Due to their non-cash nature and volatility during periods prior to delivery, management believes excluding these fair value impacts results in a measure of retail gross margin per MWh that is more representative of contracted prices.”

Great Plains Energy respectfully submits that the disclosure on p. 43 adequately addresses the first two bullet points in Question 8 referenced above.  To enhance the disclosure to more fully address the remaining bullet points in Question 8, Great Plains Energy will prospectively revise the disclosure regarding this non-GAAP measure as provided in the following paragraph beginning with Great Plains Energy Quarterly Report on Form 10-Q for the six months ended June 30, 2007.

Average retail gross margin per MWh without fair value impacts is a non-GAAP financial measure that differs from GAAP because it excludes the impact of unrealized fair value gains or losses.  Fair value impacts result from changes in fair value of non-hedging energy contracts and from hedge ineffectiveness associated with MWhs under contract but not yet delivered.  By not reflecting the impact of unrealized fair value gains or losses, this non-GAAP financial measure does not reflect the volatility recognized in the Company’s consolidated statement of income as a result of the unrealized fair value gains or losses in the periods presented related to energy under contract for future delivery to customers.  The fair value of energy under contract but not yet delivered fluctuates from the time the contract is entered until the energy is delivered to customers. However, the ultimate value realized by Strategic Energy under the customer sales contracts is determined when the electricity supply contract settles at the originally contracted price at the time of delivery to customers.  Management and the Board of Directors use this as a measurement of Strategic Energy’s realized retail gross margin per delivered MWh, which are settled at contracted prices upon delivery.  Because certain of Strategic Energy’s derivative supply contracts do not meet the requirements for cash flow hedge designation and certain other derivative supply contracts designated as cash flow hedges have a level of ineffectiveness, Strategic Energy recognizes unrealized gains or losses during the term of these derivative supply contracts prior to delivery while the associated customer sales contracts are not subject to fair value accounting treatment and therefore do not result in unrecognized gains or losses being recorded during the term prior to delivery.  By removing these non-cash timing differences that occur during the

Securities and Exchange Commission

term of the contracts prior to delivery, but only impact one side of the overall buy-sell transaction, management believes this non-GAAP financial measure provides investors with a measure of average retail gross margin per MWh that more accurately reflects Strategic Energy’s realized margin on delivered MWhs.

Credit Ratings, page 52

38.
You disclose that none of your outstanding debt requires the acceleration of interest or principal payments in the event of a ratings downgrade, unless the downgrade occurs in the context of a merger, consolidation or sale. In this regard, please explain to us, with a view toward expanding your discussion, the consequences of a ratings downgrade in connection with the acquisition of Aquila.

Response:  A ratings downgrade in connection with the acquisition of Aquila will not result in the acceleration of interest or principal payments at either Great Plains Energy or KCP&L.  The Great Plains Energy revolving credit agreement contains a covenant prohibiting Great Plains Energy from merging into or consolidating with any other corporation and from selling substantially all of its assets unless, among other things, the surviving corporation or asset purchaser, as applicable, has a Moody’s rating of at least Baa3 or a Standard & Poor’s rating of at least BBB- immediately before and after the transaction.  KCP&L’s revolving credit agreement contains the same type of covenant.  A breach of this covenant permits the lenders to accelerate the outstanding indebtedness of the applicable borrower.  The acquisition of Aquila does not involve a merger or consolidation of Aquila with either Great Plains Energy or KCP&L, and thus any ratings downgrade in connection with the acquisition will not result in acceleration of interest or principal payments.

The consequences of a ratings downgrade are discussed on pages 50-52 of the Company’s Form 10-K.  The Company will clarify that the acquisition of Aquila is not a merger, consolidation or sale that would trigger acceleration of interest and/or principal payments beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

Consolidated Statements of Income, page 59

39.
With respect to the "As Adjusted 2005" and "As Adjusted 2004" columns, please consider including a note reference to where the change in accounting principle is discussed. Also consider the effect on other financial statements presented. Refer to Illustration 1 in Appendix A of SFAS 154. Additionally, please include discussion in management's discussion and analysis to clearly explain why prior periods are adjusted.

Response:  Great Plains Energy will include a footnote note reference to the “As Adjusted” columns on all effected financial statements prospectively.  Great Plains Energy prospectively will include the following discussion in management's discussion and analysis.

Securities and Exchange Commission

In December 2006, Great Plains Energy and consolidated KCP&L adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” and retrospectively adjusted prior periods.  FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities.  Prior to adoption, KCP&L utilized the accrue-in-advance method for incremental costs to be incurred during scheduled Wolf Creek refueling outages.  KCP&L adopted the deferral method to account for operations and maintenance expenses incurred for scheduled refueling outages to be amortized evenly (monthly) over the unit’s 18 month operating cycle until the next scheduled outage.  Replacement power costs during the outage are expensed as incurred.

The above referenced items will be included beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the six months ended June 30, 2007.

40.
We note that the line item "Other" represents a significant portion of total operating expenses. Please separately present each material item comprising "Other" or confirm to us that there are no such material items pursuant to Rule 5¬03(b) 2-6 of Regulation S-X. Also provide us with such information.

Response:  Great Plains Energy will prospectively separate the line item “Other” into two line items, “Operating expenses – KCP&L” pursuant to Rule 5-03(b) 2(b) and “Selling, general and administrative – non-regulated” pursuant to Rule 5-03(b) 4.  The Unaudited Pro Forma Condensed Statements of Income have been conformed to this presentation in Amendment No. 1 to Form S-4.  Great Plains Energy and Consolidated KCP&L will also use this presentation beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.  The amounts for the new presentation for 2006, 2005 and 2004 are provided in the following table.

	2006	2005	2004
	(thousands)
Operating expenses - KCP&L	$260,259	$263,438	$256,509
Selling, general and administrative - non-regulated	67,658	64,363	67,154
Total	$327,917	$327,801	$323,663

reported in 10-K "Other" operating expenses	$327,917	$327,801	$323,663

Securities and Exchange Commission

Consolidated Statements of Cash Flows, page 62

41.
Please note that we do not believe SFAS 95 supports aggregating operating, investing, and financing cash flows from discontinued operations into a single line item. In this regard, in accordance with footnote 10 to paragraph 26 of SFAS 95, please revise your presentation of cash flows from discontinued operations to either:

•	combine cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories,
•	separately identify cash flows related to discontinued operations within each of the three categories, or
•
display the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of .the statement, just before "net change in cash and cash equivalents.”

Response:  Great Plains Energy’s presentation of cash flows used the method listed in the first bullet above “combines cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories”.  The line item “Net Change in Cash and Cash Equivalents” includes cash flows from discontinued operations and continuing operations so Great Plains Energy subtracts the net change in cash and cash equivalents from discontinued operations in order to reconcile the beginning and ending balances of cash and cash equivalents to the face of the balance sheet.  Prospectively Great Plains Energy will not use the line item “Less: Net Change in Cash and Cash Equivalents from Discontinued Operations” but instead include a parenthetical disclosure of the cash balances of discontinued operations in the line items “Cash and Cash Equivalents at Beginning of Year” and “Cash and Cash Equivalents at End of Year” beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the six months ended June 30, 2007.  The effects of this change in presentation to the bottom section of our 2005 and 2004 cash flow statement is presented in the following table.  It should be noted that discontinued operations for both 2005 and 2004 had less than one half of one percent impact on the final balance in cash and cash equivalents.

	2005	2004
	(thousands)
Net Change in Cash and Cash Equivalents	(24,687)	13,360
Cash and Cash Equivalents at Beginning of Year (includes $626 and $168
of cash included in assets of discontinued operations in 2005 and 2004, respectively)	127,755	114,395
Cash and Cash Equivalents at End of Year (includes $626 of cash included in assets
of discontinued operations in 2004)	$103,068	$127,755

Securities and Exchange Commission

Note 5. Nuclear Plant, page 81

42.
We acknowledge a letter dated October 14, 2005 in which you detailed the relevancy of SFAS 115 disclosures.  Please note the staff's view that the major disclosure requirements of Statement 115 should be provided.  Accordingly, please note the requirements to disclose maturity information as well as unrealized gains/losses by security type.

Response:  Great Plains Energy will prospectively disclose the unrealized gains and losses by security type held by KCP&L’s decommissioning trust fund.  Also, Great Plains Energy will prospectively disclose the weighted average contractual maturity date for debt securities held by the trust fund.  At December 31, 2006, the unrealized gains of $2.6 million was entirely due to equity investments and the weighted average contractual maturity date for debt securities was 6.8 years.  These disclosures will be included beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the six months ended June 30, 2007.

Note 7. Goodwill and Intangible Property

43.
Based on your 2006 annual impairment test, please tell us whether the fair value as determined exceeded the carrying amount of the tested assets.  If not, please provide us with step 2 of the analysis as discussed in paragraph 20 of SFAS 142.  In any event, please provide us with the fair value of the tested reporting unit for the 2005 and 2006 tests.

Response:  For the 2006 impairment test performed related to the goodwill reflected in the Great Plains Energy consolidated balance sheets associated with the Company’s ownership in Strategic Energy, Strategic Energy’s 2006 fair value as determined exceeded the carrying amount.  The fair value for 2005 and 2006 exceeded $300 million versus carrying values of $212 million and $161 million in 2005 and 2006, respectively.  Therefore, step 2 of the analysis as discussed in paragraph 20 of SFAS 142 was not required.

Note 8.  Pension Plans, Other Employee Benefits and Skill Set Realignment Costs, page 91

44.
Please reconcile the adjustment to accumulated OCI presented in the table on page 92 to the SFAS 158 adjustments presented in your statement of common shareholders' equity on page 63. Additionally, help us understand the relationship between the post SFAS 158 regulatory asset disclosed in the table for 2006 and the regulatory asset, net, disclosed on page 93.  Similarly tell us why the 2005 regulatory asset on page 93 differs from the pension and post-retirement obligations on page 88. If due to post-retirement obligations, tell us why it does not differ for 2006.

Response:  Below is a reconciliation of the difference between the accumulated OCI post SFAS No. 158 of $1.6 million in the table on page 92 and SFAS adjustment of $170.2 million in the shareholder equity on page 63:

Securities and Exchange Commission

2006
(Millions)
To record SFAS No. 158	$170.2
Transfer of OCI charge to regulatory asset	(155.7)
Reversal of deferred taxes	(12.9)
OCI recorded for unregulated companies	$1.6

The 2006 pension and post-retirement regulatory asset of $238.0 million and $18.9 million respectively, on page 93 includes the SFAS No. 158 regulatory asset of $190.0 million as reported on page 92 plus regulatory assets of $66.9 million for the difference in pension expense calculated in accordance with SFAS No. 87 and pension expense included in retail rates per Missouri Case No. ER-2006-314 and Kansas Docket No. 06-KCPE-828-RTS.

The 2005 net pension regulatory asset of $14.6 million shown on page 93 is composed of a regulatory asset of $15.6 million less a $1.0 million pension regulatory liability, both of which are disclosed in the table on page 88.

45.	Please disclose the net periodic benefit cost for KCP&L for each period presented.

Response:  KCP&L’s net periodic benefit cost for each period presented, which was over 95% of the consolidated cost disclosed in Note 8, was:

2004-$27.6 million
2005-$22.0 million
2006-$22.9 million

A disclosure that the Company maintains defined benefit plans for substantially all employees of KCP&L, Services and WCNOC and incurs significant costs in providing the plans, with the majority incurred by KCP&L, will be added to the note in prospective filings beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

46.
Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 81. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response:   The market related value of plan assets is determined using a five-year average of assets which Great Plains Energy will disclose in prospective filings beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the six months ended June 30, 2007.

Securities and Exchange Commission

47.
Please provide us with your probability assessment regarding the future recovery of your pension and post retirement cost regulatory asset. In your response, please tell us how pension costs are recovered in rates, including the relationship between amounts included in rates versus the SFAS 87 expense.  Please tell us whether contributions to the pension trust are in any way related to recovery amounts.

Response:  KCP&L has recorded a regulatory asset for the difference between SFAS No. 87 pension expense and the amount of pension expense in rates per Missouri Case No. EO-2005-0329 and Kansas Docket No. 04-KCPE-1025-GIE and reaffirmed in Missouri Case No. ER-2006-0314 and Kansas Docket No. 06-KCPE-828-RTS.  The 2006 Orders also provide for similar treatment of SFAS No. 88 pension costs.  At December 31, 2006 the resulting regulatory asset was $66.9 million and in accordance with the rate orders will be amortized to expense over a five-year period beginning with the effective date of rates approved in KCP&L’s next rate case.

In addition, KCP&L has recorded a regulatory asset for the pension and post-retirement SFAS No. 158 amounts recorded in Other Comprehensive Income (OCI). In Docket 07-ATMG-387-ACT, Kansas specifically allows for KCP&L to establish a regulatory asset for any OCI amounts recorded under SFAS No. 158 and Missouri Case EO-2005-0329   provides for any pension-related OCI to be transferred to a regulatory asset.

Based upon current ratemaking treatment as provided in the rate orders noted above, as well as the Company’s past regulatory history in which its regulators have consistently provided for recovery of pension and post-retirement costs in rates, management believes that recovery of these costs is probable and recognition of the regulatory assets is appropriate in accordance with SFAS No. 71.

The amounts recovered in rates are based on SFAS No. 87 regulatory expense rather than contributions.

Note 9. Equity Compensation, page 96

Performance Shares, page 97

48.
Please explain to us your basis in GAAP for subtracting the present value of dividends in calculating stock compensation expense for performance shares and restricted stock. Please tell us in greater detail how you account for the accrued reinvested dividends in performance versus restricted share grants, including how you determine the number of restricted shares to be issued in lieu of cash dividends.  A comprehensive example may clarify our understanding.  If not done in the preceding manner, ensure your response explains the difference, if any, in the expense recognition for performance shares versus restricted stock.

Response:  Both performance shares and restricted stock are nonvested shares.  Therefore, as stated in Appendix B, Paragraph 93 of SFAS No. 123(R), “Share Based Payment”, “The fair value of a share of stock in concept equals the present value of the

Securities and Exchange Commission

expected future cash flows to the stockholder, which includes dividends.  Therefore, additional compensation does not arise from dividends on nonvested shares that eventually vest.  Because the measure of compensation cost for those shares is their fair value at the grant date, recognizing dividends on nonvested shares as additional compensation would effectively double count those dividends.  For the same reason, if employees do not receive dividends declared on the class of shares granted to them until the shares vest, the grant-date fair value of the award is measured by reducing the share price at that date by the present value of the dividends expected to be paid on the shares during the requisite service period, discounted at the appropriate risk-free interest rate.”  The fair value of the shares less the present value of the dividends is then used to calculate compensation expense.  The after-tax amount of the net present value of the dividends included in 2006 net income was less than $300,000.

Performance share grants have dividend rights that accrue quarterly on the performance shares.  The grantee is entitled to these dividends when the shares vest.  The grantee receives the quarterly dividends paid at the end of the award period only on the number of performance shares earned.  Dividend accruals are debited to retained earnings and credited to a current or non-current liability account until the shares are vested, at which time they are paid to the recipient.  Restricted stock accrues dividends in a trust account over the vesting period with dividends paid into a dividend reinvestment account subject to the same restrictions as the restricted stock (debited to retained earnings and credited to cash).  When the stock has vested, the employee receives the dividends in the form of Great Plains Energy stock.  Performance share dividends are received when the shares are issued.  Restricted stock dividends are received when the shares have vested.  A comprehensive example of dividend accruals is included below.

Performance shares vary by grant as to components (market condition, performance condition, or 50% performance/50% market).  Expense is recognized ratably over the vesting period effected for forfeitures using a straight-line vesting approach.  The performance condition criteria are evaluated at the time of each grant and compensation expense is calculated based upon that initial evaluation.  Additional evaluations are completed on a quarterly basis.  Any material revisions to the expected outcome are updated and a corresponding adjustment is made to compensation expense.  Upon vesting, total compensation expense equals the total actual number of shares that are awarded.  For restricted stock, expense is recognized ratably over the vesting period effected for forfeitures using a straight-line vesting approach.  The Company uses an estimated forfeiture rate of 3% that is evaluated annually.  A comprehensive example of expense recognition (excluding the estimated forfeiture rate) is included below.

The following is a comprehensive example:

Securities and Exchange Commission

Assumptions for example
Grant Shares:									1,000
Fair Market Value of common stock at time of grant:									$30
Fair Market Value of common stock at end of award or vesting period:									$40
Dividends per quarter per share:									$0.415
NPV of dividends (3 year period):									$3.73
Risk-free rate									4.77%
Vesting or Award period:									3 years

Performance Shares
Dividend Accrual:
Performance at Target (100%)					1,000	Shares Earned

			1,000	X	$40	=	$40,000
			$40,000	/	$30	=	1,333	shares-common stock
			1,333	X	$0.415	=	$553.20	quarterly dividends accrued and paid in cash upon vesting

Expense Recognition
			(A)		(B)		(A)*(B)
Condition	Shares granted		Shares earned		Grant date price less NPV of dividends ($30-$3.73)		To be expensed over award period
Market*	500		500		$26.27		$ 13,135.00
Performance**	500		400		$26.27		$ 10,508.00
	1,000					Total	$ 23,643.00

			Annual expense		$ 23,643.00	/	3 years	=	$ 7,881.00
* 100% target
**Updated quarterly based on results of evaluation of criteria

Restricted Stock
Number of Restricted Shares Issued in Lieu of Cash
	Total Shares before Quarterly Dividend		Dividend		Dividend $		Share Price (at time of dividend payment)		Shares Repurchased	Total Shares after Quarterly Dividend
1st quarter	1,000	X	$0.415	=	$ 415.00	/	$35	=	11.86	1,011.86
2nd quarter	1,011.86	X	$0.415	=	$ 419.92	/	$37	=	11.35	1,023.21
3rd quarter	1,023.21	X	$0.415	=	$ 424.63	/	$39	=	10.89	1,034.09
4th quarter	1,034.09	X	$0.415	=	$ 429.15	/	$40	=	10.73	1,044.82

Expense Recognition
			(A)		(B)		(A)*(B)
			Shares granted		Grant date price less NPV of dividends ($30-$3.73)		To be expensed over vesting period
			1,000		$26.27		$ 26,270.00

			Annual expense		$ 26,270.00	/	3 years	=	$ 8,756.67

Securities and Exchange Commission

Note 19.  Long-Term Debt and EIRR Bonds Classified as Current Liabilities, page 116

49.	Given maturity dates of 20l5 and 2017, please explain to us why certain EIRR bonds are classified as current liabilities.

Response:  The EIRR bonds classified as current liabilities must be remarketed by October 1, 2007.  If the bonds could not be remarketed, KCP&L would be obligated to either purchase or retire the bonds.  As a result, KCP&L classifies these EIRR bonds as current liabilities in accordance with EITF D-61, “Classification by the Issuer of Redeemable Instruments That Are Subject to Remarketing Agreements”, as the guidance states that “The FASB staff believes that debt agreements that allow a debt holder to redeem (or put) a debt instrument on demand or within one year) should be classified as short-term liabilities in accordance with Statement 78 despite the existence of a best-efforts remarketing agreement.”.  Great Plains Energy will include this disclosure prospectively beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the six months ended June 30, 2007.

Note 20.  Common Shareholders' Equity. page 118

50.
Please tell us in detail how you accounted for the forward sale agreement during its term and upon settlement. Tell us the basis in GAAP for your accounting. We assume the forward was not considered a derivative based on paragraph 11.a of SFAS 133.  If so, tell us how the contract was indexed to Great Plains common stock.  If otherwise, please clarify our understanding.  Finally, tell us how you settled the contract and the final accounting.

Response:  In 2006, Great Plains Energy entered into a forward sale agreement accounted for under the guidance of EITF Issue No.  00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”  The forward contract was not considered a derivative based on paragraph 11a of SFAS No. 133.  Consistent with the guidance of EITF No. 00-19, the forward sale agreement balance sheet classification was determined to be permanent equity.  Great Plains Energy had the option of either net-cash settlement or to physically settle by delivering shares.  Great Plains Energy did not record any amount in the financial statements until the net-cash settlement of the forward sale agreement in April 2007.

The objective of the forward sale agreement was to remove uncertainty of cash proceeds on a future issuance of common stock.  The forward price set in the agreement was initially set at $26.6062 and subsequently adjusted for interest and dividends.  The forward sale agreement contained a make-whole provision that permitted Great Plains Energy to net-cash settle the contract by either (a) paying Merrill Lynch Financial Markets, Inc. (Merrill) the difference in the stock price above the then-applicable forward price or (b) receive from Merrill the difference in the stock price below the then-applicable forward price.

In April 2007, Great Plains Energy elected to net-cash settle the forward sale agreement.  Based on the difference between Great Plains Energy’s stock price of $32.60 at the time

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of the settlement and the then-applicable forward price of $25.58, Great Plains Energy paid $12.3 million to Merrill.  The final general ledger entry was to debit additional paid in capital and credit cash for $12.3 million.

Note 21.  Preferred Stock. page 119

51.
With respect to your preferred stock, please provide all disclosures required by paragraph 4 of SFAS 129.  Specifically address the liquidation value. If it is the same as redemption value, so state in future filings. Additionally, explain to us the meaning of your statement that you have the option to redeem preferred stock at prices "approximating" par or stated value.

Response:  Prospectively Great Plains Energy will provide a range of the redemption prices and include disclosure regarding liquidation preferences as detailed in the following paragraph beginning with the Great Plains Energy Quarterly Report on Form 10-K for the year ended December 31, 2007.

Great Plains Energy has the option to redeem the $39.0 million of issued Cumulative Preferred Stock at prices ranging from 101% to 103.7% of par value.  If Great Plains Energy voluntarily files for dissolution or liquidation, the Cumulative Preferred Stock holders are entitled to receive the redemption prices.  If a proceeding for dissolution or liquidation is filed against Great Plains Energy, the Cumulative Preferred Stock holders are entitled to receive the $100 par value per share plus accrued and unpaid dividends.

Note 23. Jointly Owned Electric Utility Plants, page 123

52.
On page 19, you disclose that you own 55% of Iatan No.2. We note this plant will not be placed in service until 2010. Nonetheless, in accordance with SAB Topic 10:C, please disclose your percentage interest and the amount of plant under construction in the footnotes.

Response:  At December 31, 2006, the construction work in progress balance for Iatan No. 2 was $63 million.  Great Plains Energy will include the percentage interest and the amount of construction work in progress for Iatan No. 2 in the footnotes prospectively beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the six months ended June 30, 2007.

*           *           *           *           *

Please telephone the undersigned at (816) 556-2608 if you have any questions or need any additional information.

Very truly yours,

/s/ Mark G. English
Mark G. English
General Counsel and Assistant Secretary